Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(Dollars in millions)	2013	2012
Fixed Charges:
Interest expense[1]	$256	$165
Interest capitalized	6	5
One-third of rents[2]	37	38
Total fixed charges	$299	$208
Earnings:
Income from continuing operations before income taxes	$1,770	$1,584
Fixed charges per above	299	208
Less: capitalized interest	(6)	(5)
	293	203
Amortization of interest capitalized	3	3
Total earnings	$2,066	$1,790
Ratio of earnings to fixed charges	6.91	8.61

[1]
Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $8 million for the each of the three months ended March 31, 2013 and 2012, respectively. The ratio of earnings to fixed charges would have been 7.10 and 8.95 for the three months ended March 31, 2013 and 2012, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.